FORM C OFFERING STATEMENT

Offering Statement of Peak Amp Instruments, Co.

Reg CF OFFERING ON FUNDINGHOPE

1. Issuer Information

Item	Response
Name of issuer	Peak Amp Instruments, Co.
Legal status	Corporation
Jurisdiction of incorporation	Delaware
Date of organization	June 6, 2025
Physical address	148 Bluegrass Pkwy, Oswego, IL 60543
Website	https://peakampinstruments.com/
Co-issuer	No
SEC CIK number	0002145348
Crowdfunding vehicle / SPV / other co-issuer	No

Eligibility certification: The issuer certifies that it is organized under Delaware law, is not subject to Exchange Act Section 13 or 15(d) reporting, is not an investment company, is not disqualified under Rule 503(a), has no prior Regulation Crowdfunding annual reports outstanding (first-time issuer), and is not a development-stage shell with no specific business plan.

Prior noncompliance with Rule 202 ongoing reporting: No

Directors

Tom Wright — Sole Director.

Dates of board service: June 2025 – Present

Principal occupation: Founder and President, Peak Amp Instruments, Co.

Employer business description: Peak Amp Instruments, Co. develops predictive-maintenance and operational-risk analytics for mission-critical facilities. The company uses building-management, maintenance, alarm, equipment, and related operational data to help facility teams identify risks and prioritize maintenance actions.

Business experience:

Employer / Dates	Title	Responsibilities
Peak Amp Instruments, Co. June 2025 – Present	Founder and President	Leads company strategy, product development, partnerships, fundraising, customer development, and business operations.
Not employed by another company April 2025 – May 2025	N/A	Prepared for the formation and launch of Peak Amp Instruments, Co.
ALDI March 2023 – March 2025	Senior Data Analyst	Supported analytics and business decision-making through data analysis, reporting, and customer-experience insights.

Positions and offices held with the issuer: Founder (June 2025 – Present); President (June 2025 – Present); Sole Director (June 2025 – Present).

Officers

Tom Wright — President.

Dates of service: June 2025 – Present

Primary responsibilities: Provides executive leadership and strategic direction for Peak Amp Instruments, Co.; oversees product development, business operations, fundraising, partnerships, customer development, financial planning, and corporate administration. He is responsible for advancing the company's predictive-maintenance and operational-risk analytics platform for mission-critical facilities.

Previous positions or offices held with the issuer: None. Mr. Wright has served as President since the company was incorporated in June 2025.

Other business experience over past three years:

Employer	Business / Industry	Title	Dates	Key Responsibilities
Peak Amp Instruments, Co.	Predictive-maintenance and operational-risk analytics for mission-critical facilities	Founder and President	June 2025 – Present	Leads company strategy, product direction, operations, fundraising, partnerships, and customer development.
Self-directed company formation period	Pre-incorporation planning and business development	Founder / Organizer	April 2025 – May 2025	Prepared to launch Peak Amp, including business planning, product positioning, and company-formation activities.
ALDI	Grocery retail	Senior Data Analyst	March 2023 – March 2025	Performed analytics and reporting work supporting business operations and customer-experience initiatives.

Principal Security Holders

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tom Wright	4,000,000 shares of Common Stock	100%

Tom Wright directly beneficially owns 100% of Peak Amp Instruments, Co.'s issued and outstanding voting Common Stock, as of July 28, 2026 (the date of the issuer's worksheet submission). No other person or entity owns 20% or more.

2. Offering Information

Type of security offered: Simple Agreement for Future Equity (SAFE) — Post-Money valuation cap of $2,500,000, no discount

Minimum target offering amount: $50,000

Maximum offering amount: $500,000

Contingency date to reach minimum target offering amount: February 10, 2027

Oversubscriptions: Oversubscriptions will be allocated on a pro-rata basis, up to the Maximum Impact Target of $500,000.

Name of intermediary: FundingHope LLC

Intermediary CIK: 0001940213

Intermediary SEC file number: 007-00380

Intermediary CRD number: 324064

Compensation to intermediary: 4% of the amount raised, plus pass-through fees for transactions, transaction processing, and escrow management. The issuer has paid a $1,995 non-refundable fee in advance of this offering for escrow set-up, required background checks, and onboarding assistance.

Intermediary interest in issuer: FundingHope holds no direct or indirect interest in the issuer and has no arrangement to acquire such an interest.

Testing the waters materials disclosure under Rule 241 or Rule 206: Peak Amp spoke with potential investors within 30 days of the offering and mentioned that Peak Amp has a SAFE round coming up. The Peak Amp executive summary, investor deck, and SAFE guide were shared with the potential investors. Copies of the documents are included in this Offering Statement as an Exhibit.

Investor cancellation rights: Investors may cancel an investment commitment at any time until 48 hours before the offering deadline. If the target offering amount is met before the deadline, the issuer may close the offering early but must provide investors at least five business days' notice. If the issuer makes a material change to the offering, investors must reconfirm their investment or their commitment will be cancelled and funds returned.

Upon successful completion of this offering on FundingHope, investors' securities will be recorded in book-entry form. The issuer will maintain a record of securities ownership, and no physical stock certificates will be issued. Ownership details will be provided to investors through FundingHope and the issuer's designated transfer agent.

3. Use of Proceeds

The purpose of this offering is to provide Peak Amp Instruments, Co. with working capital to continue developing and commercializing its predictive-maintenance and operational-risk analytics platform for mission-critical facilities. Proceeds will be used primarily for software and product development, data engineering and system integrations, customer pilot implementation, cybersecurity and compliance, sales and marketing activities, professional services, and general operating expenses. The offering is also intended to extend the company's operating runway while it completes product development, validates the platform with additional facility data, and seeks to convert pilot engagements into recurring commercial subscriptions.

Use of Proceeds	**If Maximum Offering Amount ($500,000)**	**Percentage of Net Proceeds**	**If Target Offering Amount ($50,000)***
Total Proceeds	**$500,000**		**$50,000**
Less Offering Expenses			
- FundingHope Platform Fees 4%	$20,000		$2,000
- Anticipated Transaction & Service Fees 1%	$5,000		$500
Net Proceeds	**$475,000**		**$47,500**
Use of Net Proceeds			
Product Development & Engineering	$213,750	45%	$21,375
Customer Implementations	$95,000	20%	$9,500
Sales & Market Development	$71,250	15%	$7,125
Security, Legal & Compliance	$47,500	10%	$4,750
Working Capital & Contingency	$47,500	10%	$4,750
Total Net Proceeds	**$475,000**	**100%**	**$47,500**

If the company raises more than the Target Offering Amount, additional proceeds will be allocated among the categories above, with priority given to product development, data engineering, customer implementations, cybersecurity and compliance, and working capital. Actual expenditures may vary based on the company's development progress, customer requirements, available personnel and contractors, and operating needs. Management may reallocate proceeds among these categories when reasonably necessary to support the company's business plan.

4. Ownership and Capital Structure

Terms of the Securities Being Offered

Peak Amp Instruments, Co. is offering a Post-Money Simple Agreement for Future Equity (SAFE) with a $2,500,000 post-money valuation cap and no discount. The SAFE is not Common Stock or a debt instrument, does not bear interest, and has no maturity date. Investors will not receive shares immediately. The SAFE may convert into equity upon a future equity financing and will be treated in connection with any liquidity or dissolution event as provided in the SAFE Agreement. The final executed SAFE Agreement controls all conversion and payment terms.

The securities offered are Simple Agreements for Future Equity (SAFEs), which are sold at the dollar amount invested rather than a per-unit purchase price. There is no fixed price per security.

Voting Rights

No. The securities offered do not have voting rights.

The founder retains all voting shares. The principal shareholder, who currently owns 100% of voting shares, has the ability to approve or block certain company actions, such as issuing new shares, approving mergers, or electing board members. This means that smaller shareholders, including those purchasing through this offering, may have limited influence over major company decisions.

Modification of Terms

The Company cannot unilaterally change an investor's SAFE after it has been issued. Before the offering closes, the offering terms may be changed through a Form C/A amendment and the procedures required by Regulation Crowdfunding. If a change is material, existing investors will be required to reconfirm their investment commitments or their commitments will be cancelled and their funds returned. After issuance, a SAFE may be amended only in accordance with the amendment provisions contained in the SAFE Agreement and applicable law.

Transfer Restrictions

Standard Regulation Crowdfunding one-year transfer restriction language applies (transfers permitted to the issuer, to an accredited investor, as part of an SEC-registered offering, or to family members/trusts as defined in Rule 501).

Other Outstanding Securities

Class of Security	Authorized	Outstanding	Voting Rights	Other Rights
Preferred Stock	None	None	No	Not applicable
Common Stock	10,000,000 shares	4,000,000 shares (Tom Wright)	Yes — one vote per share	Voting and other rights under the certificate of incorporation and bylaws
Debt Securities	None	None	No	Not applicable
Warrants	None	None	No	Not applicable
Options	1,000,000 share pool	0	No	Executed by the board; rights would be determined by the equity plan and individual grants

No preferred stock, debt securities, or warrants are outstanding. A 1,000,000-share stock option pool has been formally approved by the board.

Dilution

The Company may issue additional securities in the future to raise capital, convert this SAFE or other convertible securities, compensate employees or advisors, create an equity incentive plan, complete acquisitions, or establish strategic partnerships. These issuances may reduce the percentage ownership and voting power of existing and future stockholders and may reduce the economic value of securities issued upon conversion of the SAFE. The

founder currently holds all of the Company's issued and outstanding Common Stock. The Company may need to authorize additional shares before issuing conversion shares or other future equity.

Differences from Existing Securities

The Company's existing security is Common Stock, which currently has voting rights and represents present equity ownership. The security offered in this Regulation Crowdfunding offering is a SAFE, which does not represent current stock ownership, does not provide voting rights, dividends, interest, or a maturity date, and may convert into equity only upon the events described in the SAFE Agreement. The number and class of shares received upon conversion may differ from the Company's currently outstanding Common Stock.

Principal Shareholder Rights

Tom Wright directly owns 100% of the Company's outstanding voting Common Stock and serves as its sole director, Founder, and President. He does not hold separate conversion, liquidation, or preferred-stock rights; however, his ownership gives him control over the election of directors and significant corporate matters requiring stockholder approval. SAFE investors will not have voting rights before conversion and will generally have no ability to prevent or influence decisions made by the founder, board, or Company, except for any contractual protections expressly contained in the SAFE.

Valuation

The SAFE is offered with a $2,500,000 post-money valuation cap and no discount. The valuation cap is a financing term used to determine the potential conversion price of the SAFE; it is not an independent appraisal or guarantee that Peak Amp is currently worth $2,500,000. Management determined the cap after considering the Company's early operating stage, limited operating history, product-development status, current and prospective commercial opportunities, anticipated capital requirements, feedback from company advisors, and valuations commonly considered for early-stage companies. No independent valuation report was obtained. A future valuation may be negotiated with investors during a priced equity financing and may be higher or lower than the SAFE valuation cap.

Minority Ownership Risk

SAFE purchasers will not be stockholders and will not have voting rights before conversion. If the SAFE converts, investors are expected to hold a minority ownership position and may have limited or no ability to influence management, elect directors, approve financing transactions, or control other corporate decisions. Tom Wright currently controls 100% of the Company's voting power. Future financings and other securities issuances may further dilute investors' ownership, and future preferred securities may carry economic and voting rights superior to Common Stock or SAFE-conversion shares.

Corporate Action Risks

Corporate actions may materially affect SAFE investors and any securities they receive upon conversion, including: future financings or additional securities issuances that dilute ownership; creation of an employee option pool or issuance of equity to employees, advisors, or strategic partners; amendment of the certificate of incorporation to increase authorized shares or create preferred stock; stock splits, recapitalizations, repurchases, or changes in capital structure; a merger, sale of the Company, or sale of substantially all Company assets, which may result in a return lower than the investor's original investment; and related-party transactions involving the founder, officers, directors, or affiliated entities that may create actual or perceived conflicts of interest. Treatment of the SAFE in a financing, liquidity event, or dissolution will be governed by the final SAFE Agreement.

Indebtedness

Creditor	Amount Outstanding	Other Material Terms
Allies for Community Business (business loan)	$12,500	Ordinary-course commercial business loan

American Express (business credit card)	$27,806	Ordinary-course commercial revolving credit
Numark (business credit card)	$5,939	Ordinary-course commercial revolving credit
Tom Wright	$76,101	Related Party Loan to Business

Except as disclosed above, the company has no other outstanding loans, credit facilities, or funded indebtedness. The amounts above are ordinary-course commercial debt and are not characterized as debt securities.

The Allies for Community Business loan was initiated after the period of review by the independent CPA.

5. Risk Factors

Investing in the securities offered by Peak Amp Instruments, Co. involves a high degree of risk. Prospective investors should carefully consider the risks described below, together with all other information in the Company's Form C, before making an investment decision. The risks and uncertainties described below are not the only risks the Company faces. Additional risks that are presently unknown or that the Company currently considers immaterial may also impair its business.

Risks Related to the Business and Industry

1. Limited Operating History and Developing Commercial Revenue

The Company has a limited operating history and has not yet generated material recurring subscription revenue from its commercial software platform. Although the Company has generated limited revenue from related development or analytics activities and has engaged with prospective pilot customers, it has not yet established a predictable base of recurring platform revenue or completed a full commercial platform deployment. The Company's business plan depends on its ability to convert prospective customer relationships into paid pilots and recurring commercial deployments, which may not occur on the timeline expected, or at all. The Company anticipates that it will incur substantial expenses relating to the establishment and operation of its business which it expects to result in significant operating losses for the Company.

2. Unproven Business Model and Pricing

The Company intends to generate revenue through an evolving model that begins with paid pilots and is intended to progress to annual subscriptions, portfolio expansion, and enterprise licensing. This model, including pricing, continues to be tested and refined through prospective pilot engagements, the Company's AWS Marketplace listing, and direct conversations with prospective customers, but has not yet been validated at scale. Facility operators and contractors may be unwilling to pay the prices anticipated, or may expect a different pricing structure, which could require the Company to change its model in ways that reduce revenue or delay profitability.

3. Illustrative Figures May Not Reflect Actual or Future Results

The Company's materials reference example figures (e.g., estimated recommended maintenance, potential risk avoided, and return multiples) that are presented as illustrative or estimated. These figures are based on limited customer, prototype, or internal data and are not audited or independently verified. Actual outcomes for any future customer will vary and may be materially lower than these examples or negative.

4. Key Personnel and Limited Team

The Company is currently led primarily by its founder and relies on a small team that includes technical contributors, advisors, interns, and third-party development partners, many of whom are not full-time employees. The Company does not carry key-person insurance. The loss of, or reduced availability from, key personnel or development resources, or the Company's inability to hire additional engineering, sales, or operations personnel as it grows, could significantly impair its ability to execute its business plan.

5. Reliance on Third-Party Development Partners, Advisors, and Support Relationships

The Company has benefited from third-party development firms, technical advisors, university relationships, AWS programs, and entrepreneurial support organizations. These relationships may not continue on the same terms and may not be exclusive or contractually binding. The reduction or termination of certain relationships could increase the Company's costs, delay development, or reduce access to technical, commercial, or organizational resources.

6. Dependence on Cloud Infrastructure and Third-Party Procurement Channels

The Company's platform currently uses Amazon Web Services infrastructure, and AWS Marketplace is one of several anticipated contracting and procurement channels. Any disruption to the Company's AWS environment, adverse change in AWS pricing or terms, or inability to maintain this relationship on acceptable terms could interrupt service, harm customer relationships, or increase operating costs. Migrating to a different cloud provider, if necessary, could be costly and time-consuming.

7. Product Accuracy, Data Quality, and Potential Liability for Maintenance Recommendations

The Company currently ingests customer-provided exports, including CSV files, reports, alarm logs, maintenance records, and work-order data. The accuracy and usefulness of the Company's risk scoring and recommended actions depend on the completeness, accuracy, consistency, and timeliness of customer-supplied data. If the Company's analysis or recommendations are incomplete, inaccurate, or misapplied, a facility could experience equipment failure, downtime, or safety incidents, which could expose the Company to liability and harm its reputation. Customers remain responsible for their own maintenance, safety, and operational decisions, and the Company's recommendations do not replace professional judgment or standard maintenance practices, particularly in mission-critical facility segments such as data centers, hospitals, and other regulated environments.

8. Ongoing Development of Data Integration Methods

The Company has not yet completed broad, production-ready integrations across the various building automation, building management, data-center infrastructure management, computerized maintenance management, and related platforms used by prospective customers. Developing additional automated and repeatable integration methods will require additional engineering investment and may take longer or cost more than expected.

9. Competitive Market with Better-Resourced Participants

The Company competes for facility technology budgets and user attention with established building controls vendors, building automation and management platforms, data-center infrastructure management providers, maintenance-management vendors, analytics platforms, consultants, internally developed tools, and other software providers, many of which have greater financial, technical, and sales resources, longer operating histories, and established customer relationships.

10. Initial Market Focus and Customer Concentration

The Company's near-term go-to-market strategy is concentrated on a limited number of prospective pilot customers in mission-critical and operationally complex facility segments, including data centers, higher education, healthcare, public facilities, and commercial campuses. The loss of, or failure to convert, one or more early pilot relationships could have an outsized negative effect on traction, case studies, and reference customers relative to a company with a broader existing customer base.

11. Long and Uncertain Enterprise and Facilities Sales Cycles

Sales to facilities organizations, contractors, hospitals, universities, and data center operators typically involve multiple stakeholders, budget approval processes, and capital planning cycles that can take many months. The Company may expend significant time and resources pursuing prospective customers who ultimately do not purchase its product, and revenue may be delayed or more volatile than anticipated as a result.

12. Limited Intellectual Property Protection

The Company relies on a combination of trade secrets, confidentiality practices, contractual protections, copyrights, and other registered or unregistered protections for its technology and know-how. These protections may not prevent competitors or other parties from independently developing similar functionality, and enforcing the Company's intellectual property and contractual rights could be costly, uncertain, and time-consuming. The Company's success

may also depend in part on not infringing intellectual property rights held by others, and obtaining any needed licenses could be costly or unavailable on favorable terms.

13. Data Security and Privacy

The Company's product is designed to process operational and facility data, some of which may be considered sensitive, including data relevant to mission-critical or government facilities. The Company does not currently intend for its platform to process patient medical records or other protected health information; however, customers in healthcare, government, data center, or other regulated environments may impose additional security, contractual, insurance, or compliance requirements. A security breach, unauthorized access, or data loss could damage customer trust, expose the Company to liability, and harm its reputation and ability to win new business.

14. Dependence on Market Adoption of a New Category of Software

Facility teams have historically used separate systems to monitor equipment, manage alarms, and track work orders, and may be accustomed to manual prioritization processes. Broader adoption of a dedicated decision-support or "operational memory" layer like the Company's is not guaranteed, and potential customers may choose to rely on existing tools, internal processes, or point solutions built by incumbent vendors instead.

15. General Economic and Industry Conditions

Facility capital and maintenance budgets can be affected by broader economic conditions, interest rates, construction and real estate cycles, and public-sector funding levels. A downturn in any of these areas could delay or reduce customer spending on new software tools such as the Company's.

16. Regulatory and Compliance Risks Generally

The Company is subject to a range of federal, state, and local laws applicable to its business, including those governing data privacy and security. The Company does not currently intend to process protected health information; however, customers in healthcare, government, or other regulated sectors may impose sector-specific security, procurement, contractual, or compliance requirements. Complying with new or changing regulations, or with customer-specific requirements, may increase costs or restrict operations, and any failure to comply could result in fines, penalties, or reputational harm.

17. Indemnification of Officers and Directors

To the fullest extent permitted by law, the Company's officers and directors will not be liable to shareholders or third parties for acts or omissions in their capacities as such, and the Company will indemnify each such officer and director for losses, including attorneys' fees, from claims or liabilities incurred while acting in their managerial capacity.

18. Lack of Diversification

The Company's purpose is to develop software that analyzes facility and equipment data to identify operational risks and prioritize maintenance actions. It is neither likely nor presently contemplated that the Company will diversify its business or spread its risk among other activities. Adverse legislation, competition, or other events affecting the Company's business could therefore have a more severe financial impact than for a company with a diversified business.

19. Insurance

Although the Company currently maintains general liability and technology errors and omissions coverage, certain risks are uninsurable or not insurable on economical terms. Officers will use their discretion in determining coverage limits, which may result in insurance coverage that does not cover the full current market value or replacement cost of the Company's assets in the event of a substantial loss.

20. Change in Company Direction or Strategy

Depending on market conditions, the competitive landscape, or other factors, the Company may opportunistically change direction or strategy. Such a change may add significant operating costs and may require the Company to raise additional capital.

21. Forward-Looking Statements

The Company's campaign materials, including its pitch deck, one-pager, and website, contain forward-looking statements about its vision, product roadmap, and market opportunity. These statements reflect current expectations only, are inherently uncertain, and actual results may differ materially. Investors should not place undue reliance on these statements when evaluating this investment.

Risks Related to the Offering

1. Need for Additional Capital

The Company has very limited resources and is dependent on the proceeds of this investment to help fund its capital requirements, including employee salaries or stipends. The Company does not expect this offering alone to fund its business to profitability and will likely need to raise additional capital in the future, which may not be available on acceptable terms, or at all, and which could dilute investors in this offering or require the Company to curtail or delay its plans.

2. Speculative Investment; Risk of Total Loss

An investment in an early-stage technology company such as the Company is speculative. Investors should invest only if they can afford to lose their entire investment, and should not assume that any projections, examples, or illustrative figures referenced in the Company's campaign materials will be achieved.

Risks Related to the Securities

1. Risks Related to the SAFE and Valuation Cap

This offering is made through a SAFE with a stated valuation cap. A SAFE is not current equity or debt and does not provide current ownership, dividend, or voting rights in the Company. Treatment of the SAFE upon an equity financing, liquidity event, or dissolution event will be governed by the specific terms of the SAFE. A triggering event may never occur, and investors may never receive equity or recover their investment. Repayment of the purchase amount is not secured by any collateral.

2. Dilution

Because this offering is made under a SAFE, an investor's eventual ownership percentage upon conversion, if any, cannot be determined today and will depend on the price and terms of a future qualified financing or other triggering event, as well as the Company's total capitalization at that time. Future fundraising that is senior in priority or otherwise more favorable than the SAFEs could result in significant dilution to investors in this offering.

3. No Public Market for These Securities and Limited Liquidity

There is no public trading market for the Company's securities, and none is expected to develop. Transfer of securities issued in this offering is restricted under Regulation Crowdfunding for one year, subject to limited exceptions. Investors should be prepared to hold their investment for an indefinite period.

4. Crowdfunding Exemption — Lack of Agency Review

This offering has not had the benefit of review by the Securities and Exchange Commission or any state securities agency.

5. Loss on Dissolution or Bankruptcy

In the event of a dissolution or bankruptcy of the Company, proceeds realized from the liquidation of assets, if any, will be distributed to the Company's security holders only after satisfaction of creditor claims. The ability of security holders to recover any portion of their investment will depend on the amount of funds realized and claims to be satisfied.

6. Structure of Offering

The terms of the SAFEs were not the result of arm's-length bargaining. Holders, or prospective holders, of SAFEs have not been represented by separate counsel or other professionals.

7. The Offering Materials Are Not Legal, Investment, or Tax Advice

Prospective investors are not to construe the contents of the offering materials as legal, investment, or tax advice, and by subscribing represent that they have received no such advice from the Company, its officers, or affiliates. Each investor is strongly encouraged to consult their own attorney and tax and financial advisors.

8. Anti-Money-Laundering Laws

The Company is required to comply with applicable anti-money laundering regulations and policies and interprets such laws broadly in favor of disclosure. The Company may be required to obtain assurances from, and disclose information about, its shareholders to governmental, regulatory, or other authorities, and to engage in due diligence as necessary to comply with such laws, including the USA PATRIOT Act and OFAC regulations. Interests in the Company may not be offered, sold, transferred, or delivered to any Unacceptable Investor as defined under applicable sanctions and anti-terrorism authorities.

Tax Risks

1. General

Prospective investors should consult their own tax advisors regarding the potential tax consequences of an investment in the Company.

2. No IRS Ruling or Opinion of Counsel

Neither an IRS ruling nor an opinion of counsel has been obtained with respect to any tax aspects of this offering. Each prospective investor must rely on their own tax adviser regarding federal, foreign, state, and local tax consequences.

3. This Discussion Cannot Be Used to Avoid Penalties

The federal income tax discussion herein is not intended to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer, and was written to support the promotion and marketing of the securities.

4. State Taxation

The Company will file tax returns in jurisdictions the Board determines to be appropriate. Shareholders may be subject to income tax in states and local jurisdictions where they are resident or domiciled and where the Company operates. Persons contemplating the purchase of SAFEs should consult their tax advisors concerning state and local tax matters.

6. Business Description

Company Overview

Peak Amp Instruments, Co. is an early-stage technology company developing predictive-maintenance and operational-risk analytics for mission-critical facilities. The company was incorporated in Delaware in June 2025 and is based in Illinois. Peak Amp is developing a software platform intended to help facility owners, operators, contractors, and maintenance teams use existing building and maintenance data more effectively, ingesting and analyzing information from building automation systems, building management systems, data center infrastructure management systems, alarms, equipment sensors, computerized maintenance management systems, work orders, asset records, and parts data. The company refers to this capability as an operational memory layer for mission-critical buildings.

Products and Services

Peak Amp's planned software platform is intended to provide outputs that may include:

- Prioritized equipment and maintenance worklists
- Identification of abnormal equipment behavior or recurring alarm patterns
- Equipment-risk and operational-risk indicators
- Maintenance and inspection recommendations
- Parts-planning and replacement-timing signals
- Summaries of previous work orders and corrective actions
- Estimated financial impact, return on investment, or avoided-cost calculations
- Reporting across individual buildings, campuses, and facility portfolios

The company's initial technical focus is on heating, ventilation, air-conditioning, refrigeration, electrical, controls, and related building systems, including air-handling units, rooftop units, computer-room air-conditioning and air-handling equipment, chillers, pumps, motors, and generators. The company does not currently plan to manufacture proprietary hardware; its platform is intended to work with data generated by equipment and systems already installed at customer facilities.

Industry, Market, and Target Customers

Peak Amp initially intends to serve organizations that operate facilities where equipment failures, service interruptions, or delayed maintenance can create significant operational or financial consequences, including data centers, colleges and universities, hospitals and healthcare facilities, municipal and public facilities, commercial and industrial campuses, critical-infrastructure operators, facility-management organizations, and mechanical, HVAC, controls, and maintenance contractors. The company may sell directly or pursue channel and partnership arrangements with contractors, engineering firms, controls providers, insurers, and other service providers.

Business Model

Peak Amp expects to generate revenue primarily through subscriptions, pilot engagements, implementation services, and related data-integration services. Subscription pricing may be based on the number and size of facilities, number of assets, data complexity, required integrations, reporting requirements, and support level. Before entering a longer-term subscription, some customers may participate in a limited-duration pilot to assess data availability and demonstrate platform outputs; a pilot does not guarantee a longer-term commercial agreement. The company may also generate revenue from configuration, data preparation, integrations, custom reporting, and training. Peak Amp has established an AWS Marketplace listing as a potential procurement channel.

Current Operations and Traction

Peak Amp is an early-stage startup that has generated limited service revenue but has not yet generated material recurring subscription revenue from its commercial software platform

Current Development Activities

Peak Amp is currently developing and testing the data-processing, analytics, application, and reporting components of its platform, including a standardized data model, ingestion and normalization processes, abnormal-trend and maintenance-priority identification methods, facility- and portfolio-level reporting, a multi-tenant user interface, customer-data isolation and access controls, and production-readiness work. The company has used sample, synthetic, public, and customer-provided datasets in its development and validation activities, with work to date focused on HVAC and building-management data for educational and other facility environments. The platform remains under development, and certain planned capabilities may not yet be complete, commercially available, or validated across all intended equipment types or customer environments.

Sales and Market Development

Peak Amp intends to develop its customer base through direct outreach, pilot programs, industry relationships, referrals, channel partners, facility-management associations, technology partners, and cloud marketplaces. The initial sales process may involve identifying a facility with a defined maintenance need, reviewing available data, establishing a limited pilot or assessment scope, analyzing the data, presenting identified risks and priorities, and seeking to convert the pilot into a recurring subscription. The length of the sales and implementation process may vary considerably, particularly for customers in regulated, public-sector, healthcare, or mission-critical environments.

Anticipated Business Plan

During the next 12 to 24 months, Peak Amp intends to focus on: completing and improving the platform, data-ingestion processes, analytics, reporting, user management, security controls, and production infrastructure; conducting additional customer pilots using real facility data; expanding data-integration capabilities; converting qualified pilots into subscription customers and developing repeatable commercialization processes; establishing industry partnerships; continuing to develop security and compliance practices; using employees, contractors, and professional service providers to support operations; and, after validating initial use cases, evaluating additional asset classes and facility types. The company expects to revise its product, pricing, and commercialization plans as it receives additional technical and market feedback, and its ability to carry out this plan will depend on product development, access to usable customer data, customer demand, capital availability, personnel, regulatory requirements, and successful customer implementations.

Use of Investment Funds

Proceeds are expected to support product and software development, data engineering and system integrations, customer pilot implementation, cybersecurity and compliance, sales and marketing activities, professional services, and general operating expenses, with the detailed allocation to be provided in the Use of Proceeds section above.

Business Plan Risks and Uncertainties

Execution of Peak Amp's business plan will depend on its ability to develop and maintain reliable software; protect customer and company information; attract and retain paying customers; convert pilot customers and sales opportunities into recurring revenue; control cloud and infrastructure expenses; recruit and retain qualified personnel and contractors; maintain access to third-party systems and integrations; comply with applicable privacy, data-security, and securities laws; compete with established and emerging software providers; and obtain sufficient financing and effectively manage available capital. There is no assurance the Company will complete all planned functionality, acquire customers at the anticipated rate, achieve its anticipated pricing, generate positive cash flow, become profitable, or successfully execute its business plan.

7. Related Party Transactions

Prior Exempt Offerings

Peak Amp Instruments, Co. has not conducted any prior exempt securities offerings within the past three years. The 4,000,000 shares of Common Stock issued to Tom Wright were an organizational stock issuance made in connection with the company's incorporation, and are addressed under Related Party Transactions and in the Ownership and Capital Structure section, above, rather than as a prior exempt offering.

Related Party Transactions

Tom Wright is the company's founder, President, sole director, and principal stockholder, holding 4,000,000 shares of Common Stock issued in connection with the company's formation. Mr. Wright has funded or paid certain formation, development, legal, software, travel, and operating expenses on behalf of the company. To the extent any such amounts are treated as founder contributions, reimbursable expenses, or amounts payable by the company, they will be reflected in the company's financial statements and disclosed as applicable.

Except as disclosed above, the company has not entered into material transactions with its directors, officers, principal stockholders, or their immediate family members.

As of the filing date, there is $76,101.23 in a related-party loan payable to Tom Wright.

8. Financial Condition

Operating history: Peak Amp Instruments, Co. was incorporated in Delaware in June 2025 and began its development and business activities during 2025. Since formation, the company has engaged in product research and development, data-model and software development, analysis of facility and maintenance datasets, cloud-infrastructure development, customer discovery, industry outreach, pilot planning, and development of prospective customer and partner relationships. The company has generated limited revenue and remains an early-stage business.

Financial condition narrative: Peak Amp Instruments, Co. is an early-stage company with a limited operating history. The company has incurred expenses related to company formation, software and product development, cloud infrastructure, data engineering, professional services, legal and accounting services, cybersecurity and compliance, marketing, and general operations. The company has generated limited revenue to date and has not achieved profitability or positive operating cash flow. The company's liquidity has historically depended on founder funding, operating receipts, credits or support obtained through technology-development programs, and the deferral or careful management of expenses.

The company expects to continue incurring losses and negative operating cash flow while it develops its platform, conducts customer pilots, builds its sales pipeline, and seeks recurring commercial revenue. The company requires additional capital to carry out its anticipated business plan. If the company raises only the target offering amount of $50,000, it will have fewer resources and may need to reduce, defer, or reprioritize planned activities. The company may require additional financing after this offering, and there is no assurance that additional financing will be available on acceptable terms or at all.

9. Financial Statements

Aggregate Offering Amount for purposes of financial statement disclosures is the Maximum Offering Amount of $500,000. Because Peak Amp Instruments, Co. has not previously sold securities in reliance on Regulation Crowdfunding and is offering more than $124,000 but not more than $1,235,000, CPA-reviewed financial statements (rather than audited) satisfy the requirement. CPA reviewed financials and CPA review report are provided in the Exhibits.

10. Exhibits and Remaining Items

Exhibits

- CPA-Reviewed Financial Statements and Review Report
- Certificate of Incorporation
- SAFE Agreement Template
- Testing the Waters Materials

Bad Actor / Disqualification Disclosure

Neither the issuer, nor any predecessor or affiliated issuer of the issuer, nor any director, officer, general partner, or managing member of the issuer, nor any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, nor any promoter connected with the issuer in any capacity at the time of this offering, nor any person that has been or will be paid, directly or indirectly, remuneration for solicitation of purchasers in connection with this offering, including FundingHope LLC and any general partner, director, officer, or managing member of

any such solicitor, is subject to any of the disqualifying events described in Rule 503(a) of Regulation Crowdfunding.

Based on the foregoing, no disqualifying event under Rule 503(a) of Regulation Crowdfunding is known to apply to the issuer or to any of the persons described above.

Ongoing Reporting

Upon successful completion of the offering, the issuer will file an annual report with the Commission and post it on its website no later than 120 days after the end of each fiscal year covered by the report. The fiscal year end date for Peak Amp Instruments Co. is December 31.

Dat Ngo,CPA

1338 Wayne Street
Easton, PA 18045
908-283-0456
Dat_Ngo@outlook.com

Independent Accountant's Review Report

To Management
Peak Amp Instruments, Co.
148 Bluegrass Pkwy
Oswego, IL 60543

I have reviewed the accompanying financial statements of **Peak Amp Instruments, Co.** (the "Company"), which comprise the balance sheets as of **December 31, 2025** and **June 30, 2026**, and the related statements of income, changes in equity, and cash flows for the period **June 6, 2025 through December 31, 2025** and for the six-month period **January 1, 2026 through June 30, 2026**, and the related notes to the financial statements A review includes primarily applying analytical procedures to financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility:

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion:

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Dat Ngo

Dat Ngo, CPA
July 24, 2026

Peak Amp Instruments, Co.
Financial Statement Cover Sheet

Item	Information
Legal Name	Peak Amp Instruments, Co.
DBA	Peak Amp Intelligence
EIN	39-2683946
Business Address	148 Bluegrass Pkwy, Oswego, IL 60543
Legal Structure	Delaware C-Corporation
Reporting Period	June 6, 2025 – June 30, 2026
Fiscal Year End	December 31
Prepared For	Regulation Crowdfunding (Reg CF) Offering
Prepared By	Management

Note: Peak Amp Instruments, Co. was incorporated on June 6, 2025. The accompanying financial statements include the initial reporting period from June 6, 2025 through June 30, 2026 and have been prepared by management in connection with the Company's Regulation Crowdfunding (Reg CF) offering.

Peak Amp Instruments, Co.

Balance Sheet

As of Dec 31, 2025

	TOTAL
Assets	
Current Assets	
Accounts Receivable	
Accounts Receivable (A/R)	1,499.90
Total for Accounts Receivable	**$1,499.90**
Other Current Assets	
Inventory Asset	1,222.60
Total for Other Current Assets	**$1,222.60**
Total for Current Assets	**$2,722.50**
Total for Assets	**$2,722.50**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1007) - 3	27,847.98
Spark Cash Plus (0151) - 1	846.70
Total for Credit Cards	**$28,694.68**
Total for Current Liabilities	**$28,694.68**
Long-term Liabilities	
Related Party Loan Payable - Tom Wright	50,310.40
Total for Long-term Liabilities	**$50,310.40**
Total for Liabilities	**$79,005.08**
Equity	
Opening Balance Equity	1,222.60
Owner's Pay & Personal Expenses	-67.37
Retained Earnings	
Net Income	-77,437.81
Total for Equity	**-$76,282.58**
Total for Liabilities and Equity	**$2,722.50**

Peak Amp Instruments, Co.

Balance Sheet

As of Jun 30, 2026

	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	6,850.80
Total for Bank Accounts	**$6,850.80**
Accounts Receivable	
Accounts Receivable (A/R)	1,649.90
Total for Accounts Receivable	**$1,649.90**
Other Current Assets	
Inventory Asset	1,222.60
Undeposited Funds	0.00
Total for Other Current Assets	**$1,222.60**
Total for Current Assets	**$9,723.30**
Total for Assets	**$9,723.30**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Credit Cards	
Blue Business Plus Card (1007) - 3	27,806.36
Spark Cash Plus (0151) - 1	5,938.70
Total for Credit Cards	**$33,745.06**
Other Current Liabilities	
Illinois Department of Revenue Payable	0.00
Total for Other Current Liabilities	**$0.00**
Total for Current Liabilities	**$33,745.06**
Long-term Liabilities	
Related Party Loan Payable - Tom Wright	76,101.23
Total for Long-term Liabilities	**$76,101.23**
Total for Liabilities	**$109,846.29**
Equity	
Opening Balance Equity	1,222.60
Owner's Pay & Personal Expenses	-945.75
Retained Earnings	-77,437.81
Net Income	-22,962.03
Total for Equity	**-$100,122.99**
Total for Liabilities and Equity	**$9,723.30**

Peak Amp Instruments, Co.

Profit and Loss

January 1-June 30, 2026

	TOTAL
Income	
Services	7,070.00
Total for Income	**$7,070.00**
Gross Profit	**$7,070.00**
Expenses	
Advertising & Marketing	2,938.54
Bank Charges & Fees	391.00
Car & Truck	701.67
Contractors	6,559.99
Insurance	2,143.79
Interest Paid	2,341.70
Legal & Professional Services	1,566.49
Meals & Entertainment	360.44
Office Supplies & Software	5,669.13
Other Business Expenses	6,414.42
QuickBooks Payments Fees	69.20
Travel	875.66
Total for Expenses	**$30,032.03**
Net Operating Income	**-$22,962.03**
Net Income	**-$22,962.03**

Peak Amp Instruments, Co.

Profit and Loss

June 6-December 31, 2025

	TOTAL
Income	
Services	1,499.90
Total for Income	**$1,499.90**
Gross Profit	**$1,499.90**
Expenses	
Advertising & Marketing	3,551.66
Bank Charges & Fees	150.00
Car & Truck	236.12
Contractors	37,375.92
Insurance	831.00
Legal & Professional Services	12,033.41
Meals & Entertainment	263.27
Office Supplies & Software	9,545.18
Other Business Expenses	6,946.41
Rent & Lease	20.00
Travel	3,285.85
Total for Expenses	**$74,238.82**
Net Operating Income	**-$72,738.92**
Net Income	**-$72,738.92**

Peak Amp Instruments, Co.

Statement of Cash Flows

June 6-December 31, 2025

ACCOUNT NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-72,738.92
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-1,499.90
Blue Business Plus Card (1007) - 3	23,480.09
Inventory Asset	-1,222.60
Spark Cash Plus (0151) - 1	846.70
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$21,604.29**
Net cash provided by operating activities	**-$51,134.63**
FINANCING ACTIVITIES	
Opening Balance Equity	1,222.60
Owner's Pay & Personal Expenses	-67.37
Related Party Loan Payable - Tom Wright	49,979.40
Net cash provided by financing activities	**$51,134.63**
NET CASH INCREASE FOR PERIOD	**-$0.00**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**-$0.00**

Peak Amp Instruments, Co.

Statement of Cash Flows

January 1-June 30, 2026

ACCOUNT NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-22,962.03
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-150.00
Blue Business Plus Card (1007) - 3	-41.62
Illinois Department of Revenue Payable	0.00
Spark Cash Plus (0151) - 1	5,092.00
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$4,900.38**
Net cash provided by operating activities	**-$18,061.65**
FINANCING ACTIVITIES	
Owner's Pay & Personal Expenses	-878.38
Related Party Loan Payable - Tom Wright	25,790.83
Net cash provided by financing activities	**$24,912.45**
NET CASH INCREASE FOR PERIOD	**$6,850.80**
Cash at beginning of period	**$0.00**
CASH AT END OF PERIOD	**$6,850.80**

Peak Amp Instruments, Co.

Financial Statement Footnote Information

For the Periods Ended December 31, 2025 and June 30, 2026

Debt Obligations

Peak Amp Instruments, Co. has no bank loans, convertible notes, or other third-party debt issued directly in the company's name.

Company operations were funded in part through advances originating from a personal home equity line of credit (HELOC) held by Tom Wright. The HELOC had an outstanding balance of **$91,492.19** as of June 30, 2026.

Management has determined that the portion of the HELOC proceeds used to finance company operations will be presented as a related-party loan payable to Tom Wright. Management expects that these advances may be repaid by the company as its financial condition permits. The independent CPA's role is limited to evaluating the appropriateness of this accounting treatment and the related financial statement disclosures as part of the review engagement.

Related-Party Transactions

Tom Wright is the sole owner and stockholder of Peak Amp Instruments, Co.

Tom Wright funded company operations through cash contributions, personal borrowing, and payment of certain business expenses from personal funds. **Management has determined that advances funded through Tom Wright's personal HELOC will be classified as a related-party loan payable, while other direct cash contributions made without an expectation of repayment, if any, will be reflected as founder capital contributions.** Business expenses paid personally on behalf of the company have been recorded in accordance with the company's accounting records and supporting documentation.

No owner distributions were made during the reporting periods unless otherwise reflected in the company's accounting records.

Frank Korf was never legally issued or granted shares of Peak Amp Instruments, Co. and has never been a stockholder of the company. Any documents referencing a proposed equity interest did not result in a completed stock issuance.

Subsequent Events

Following December 31, 2025, the company continued developing its software platform and expanding its commercial operations. Significant developments include:

- Continued software and data platform development
- AWS Marketplace listing activities
- Entry into an agreement with Labra related to AWS Marketplace and AWS Co-Sell support
- Preparation for a Regulation Crowdfunding offering through FundingHope
- Preparation for a SAFE financing round
- Continued work related to corporate capitalization and governance
- Engagement of contractors and software development providers

Management has evaluated subsequent events through the date these financial statements were provided for review and believes the disclosures included herein appropriately describe material subsequent events.

Commitments and Contingencies

The company has entered into agreements with vendors, contractors, and professional service providers that may include future payment obligations. These agreements include software development, AWS Marketplace support, accounting, legal services, cloud infrastructure, and related professional services.

Copies of material agreements have been provided or are available upon request.

Management is not aware of any pending or threatened litigation, legal claims, guarantees, or other material contingencies as of the date of these financial statements.

Basis of Accounting

The company maintains its accounting records using QuickBooks.

Management has prepared the accompanying financial information using the accrual basis of accounting as reflected in the company's accounting records and believes this basis is appropriate for the preparation of the financial statements.

Revenue Recognition

Management recognizes revenue when the company has substantially completed the contracted services and earned the related consideration.

Revenue recognized during the reporting periods is supported by customer agreements, invoices, payment records, and the company's accounting records.

Founder-Paid Expenses

Certain business expenses were paid personally by Tom Wright on behalf of the company.

Management has classified these amounts in accordance with the company's accounting records. Amounts funded through the personal HELOC are included within the related-party loan balance, while other personally paid business expenses without an expectation of repayment are treated as founder capital contributions, as applicable. Supporting documentation has been provided where available.

Software Development Costs

The company incurs costs related to software development, cloud infrastructure, contractors, data processing, and product development.

Management has accounted for these costs in accordance with the company's accounting policies and the applicable financial reporting framework.

Property and Equipment

Management has determined that the company does not currently own significant property or equipment requiring depreciation, except as may be reflected in the accounting records.

Any future qualifying assets will be accounted for in accordance with the company's accounting policies.

Cash and Cash Equivalents

Cash and cash equivalents consist of funds held in the company's business deposit accounts.

Personal bank accounts and personal borrowing are not included as company cash unless funds were transferred to the company or used directly to pay company obligations.

Fiscal Year-End

The company's fiscal year-end is **December 31**.

Ownership

Tom Wright is the sole owner and stockholder of Peak Amp Instruments, Co.

Frank Korf was never issued or granted shares and has no ownership interest in the company.

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "PEAK AMP INSTRUMENTS, CO.", FILED IN THIS OFFICE ON THE SEVENTH DAY OF AUGUST, A.D. 2026, AT 10:21 O`CLOCK A.M.

Charuni Patibanda-Sanchez, Secretary of State

10219822 8100
SR# 20263978309

Authentication: 204780749
Date: 08-10-26

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:21 AM 08/07/2026
FILED 10:21 AM 08/07/2026
SR 20263978309 - File Number 10219822

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
PEAK AMP INSTRUMENTS, CO.

(Pursuant to Section 242 and 245 of the General Corporation Law of the State of Delaware)

Peak Amp Instruments, Co., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**DGCL**") does hereby certify as follows:

1. The name of the corporation is Peak Amp Instruments, Co. The Corporation's original Certificate of Incorporation was filed in the Office of the Secretary of State of the State of Delaware on June 6, 2025.

2. That the Board of Directors of this corporation (the "**Board of Directors**") duly adopted resolutions proposing to amend and restate Certificate of Incorporation of this corporation, declaring said amendment to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed Amended and Restated Certificate of Incorporation of the Corporation (the "**Restated Certificate**").

3. The text of the Certificate of Incorporation is hereby amended and restated in its entirety to read as follows:

ARTICLE 1
NAME

The name of the corporation is Peak Amp Instruments, Co., (the "**Corporation**").

ARTICLE 2
REGISTERED OFFICE AND AGENT

The registered office address of the corporation in the State of Delaware shall be: 8 The Green, Suite B, in the City of Dover, County of Kent, Delaware, 19901. The name of the registered agent of the corporation in the State of Delaware at such address is: Northwest Registered Agent Service, Inc.

ARTICLE 3
PURPOSE

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law ("**DGCL**").

ARTICLE 4
CAPITAL STOCK

This corporation is authorized to issue only one class of stock, to be designated Common Stock. The total number of shares of Common Stock presently authorized is 10,000,000, each having a par value of $0.0001.

The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares then outstanding) by the affirmative vote of the holders of a majority of the shares of the Corporation's stock entitled to vote, irrespective of any class vote otherwise required.

ARTICLE 5
BOARD OF DIRECTORS; POWERS AND ELECTIONS

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C. No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholders' votes unless (*i*) the names of such candidate or candidates have been placed in nomination prior to the voting and (*ii*) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D. Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E. The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any

class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F. Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

ARTICLE 6
EXCULPATION AND INDEMNIFICATION

The liability of the directors and officers for monetary damages for breach of fiduciary duty as a director or officer shall be eliminated to the fullest extent under applicable law. If applicable law is amended after the effectiveness of this Article 6 to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer to the corporation will be eliminated or limited to the fullest extent permitted by applicable law as so amended. Provided, however, that this exculpation shall not apply to liability for (i) any breach of the director's or officer's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) liability under Section 174 of the DGCL. Solely for purposes of this Part A, "officer" shall have the meaning provided in Section 102(b)(7) of the DGCL as amended from time to time.

To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employees, and agents of the corporation (and any other persons to which applicable law permits the corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors, or otherwise.

Any repeal or modification of this Article 6 shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this Article 6 in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

ARTICLE 7
JURISDICTION AND VENUE

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs

doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for claims arising under the Securities Act of 1933, as amended, unless the corporation consents in writing to the selection of an alternative forum.

ARTICLE 8
AMENDMENTS

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer this 6th day of August 2026.

By: Thomas Wright
Name: Thomas Wright
Title: President

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Peak Amp Instruments, Co.

Crowd SAFE

(Crowdfunding Simple Agreement for Future Equity)

Series 2026

THIS CERTIFIES THAT in exchange for the payment by ____________________ (the "Investor", and together with all other Series 2026 Crowd SAFE holders, "Investors") of $__________________(the "Purchase Amount") on or about ____________________, Peak Amp Instruments, Co., a Delaware corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "Valuation Cap" is $2,500,000.

See Section 2 for certain additional defined terms.

1. Events

(a) Equity Financing.

(i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("First Equity Financing"), the Company shall notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital

Stock shall equal (a) if the pre-money valuation of the Company is less than or equal to the Valuation Cap, the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price"); or (b) if the pre-money valuation of the Company is greater than the Valuation Cap, the quotient obtained by dividing the Purchase Amount by the SAFE Price (either the Conversion Price or the SAFE Price, as applicable, the "First Equity Financing Price").

(ii) If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "Subsequent Equity Financing"), the Company shall notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Preferred Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(b) Liquidity Event.

(i) If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price, if the Investor fails to select the cash option. In connection with this Section 1(b)(i), the Purchase Amount will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "Cash-Out Investors") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

(ii) If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount (as described in the foregoing paragraph) or (ii) automatically receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price, if the Investor fails to select the cash option. Shares of Capital Stock granted in connection therewith shall have the same

liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(c) Dissolution Event. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) Termination. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares in the CF Shadow Series to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. Definitions

"Capital Stock" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"CF Shadow Series" shall mean a series of Capital Stock that is identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Representative as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Series shares, and such agreement provides that the Representative will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"Change of Control" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"Common Stock" means common stock, par value $0.0001 per share, of the Company.

"Conversion Price" means, with respect to a conversion pursuant to Section 1(a), the lowest price per share of the securities sold in the Equity Financing.

"Dissolution Event" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"Equity Financing" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000.00 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"Equity Securities" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary

purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"Fully Diluted Capitalization" shall mean the aggregate number of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"IPO" means the closing of the Company's first firm commitment underwritten initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act.

"Liquidity Capitalization" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Common Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; and (iii) convertible promissory notes.

"Liquidity Event" means a Change of Control or an IPO.

"Liquidity Price" means the price per share equal to the Valuation Cap divided by the Liquidity Capitalization.

"Lock-up Period" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"Preferred Stock" means the preferred stock of the Company.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Representative" means an independent representative designated by the Company's board of directors, at or before the time CF Shadow Series shares are first issued, to serve as the holder of the irrevocable

proxy described in Exhibit A. The Representative shall not be an officer, director, employee, or affiliate of the Company.

"SAFE" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"SAFE Price" means the price per share equal to the Valuation Cap divided by the Fully Diluted Capitalization.

3. Company Representations

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation , and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b) The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to the Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c) The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d) No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws;

and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e) The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f) The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. Investor Representations

(a) The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b) The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c) The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. Each Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d) The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e) The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of **FundingHope LLC** and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f) The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g) The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h) The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with

an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i) If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for this instrument, including (i) the legal requirements within its jurisdiction for the purchase of this instrument; (ii) any foreign exchange restrictions applicable to such purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of this instrument. The Investor's subscription and payment for and continued beneficial ownership of this instrument and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to this instrument and the underlying securities.

(j) If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Agreement; (ii) the execution, delivery and performance by the Investor of the Agreement is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k) Each Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans, "Risk Factors," and all other information presented in the Company's Form C and the offering documentation filed with the SEC.

(l) Each Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a TOTAL LOSS of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. Transfer Restrictions.

(a) Regulation Crowdfunding One-Year Restriction. In addition to any other restriction on transfer contained in this instrument, neither this instrument nor any Capital Stock issued upon its conversion may be transferred by the Investor for a period of one year beginning on the date of issuance of the applicable security, except a transfer: (i) to the Company; (ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D under the Securities Act; (iii) as part of an offering registered with the Securities and Exchange Commission; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death, divorce, or other similar circumstance of the Investor, in each case in accordance with Rule 501 of Regulation Crowdfunding. This restriction applies independently of, and in addition to, the Lock-up Period described in Section 5(b), regardless of whether the two periods overlap.

(b) The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(c) The foregoing provisions of Section 5(b) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or

exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(b) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(b) or that are necessary to give further effect thereto.

(d) In order to enforce the foregoing covenants, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restrictions) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(b)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(e) Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertakings set out in Sections 5(a) and 5(b) and:

(i) There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii) The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(f) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(g) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. Miscellaneous

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the

Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(e) Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; provided, however, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and provided, further, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f) In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g) All securities issued under this instrument may be issued in whole or fractional parts.

(h) All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i) Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "AAA") under its Commercial Arbitration Rules and Mediation Procedures ("Commercial Rules"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Wilmington, Delaware. Except as may be required by law or to

protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j) The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k) The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(Signature page follows)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

Peak Amp Instruments, Co.

By: ____________________________

Name: **Tom Wright**

Title: **President**

Address: 148 Bluegrass Pkwy
Oswego, IL 60543

Email: tom@peakampinstruments.com

INVESTOR:

By: ____________________________

Name: __________________________

Address: _________________________

____

Email: ___________________________

Exhibit A – CF Shadow Share Proxy

Irrevocable Proxy

This Irrevocable Proxy is executed by the Investor concurrently with, and as an exhibit to, the Crowdfunding Simple Agreement for Future Equity (the "Crowd SAFE") dated **[__________]** between Peak Amp Instruments, Co., a Delaware corporation (the "Company"), and **[Investor Name]** ("Investor"). By signing below, the Investor executes this Irrevocable Proxy now, concurrently with the Crowd SAFE; no additional or future signature by the Investor will be required for this Irrevocable Proxy to become operative upon the later issuance of CF Shadow Series shares. The proxy granted herein applies automatically, and only, to any shares of the CF Shadow Series that are hereafter issued to the Investor pursuant to the Crowd SAFE, and is granted in favor of the Representative, as that term is defined in Section 2 of the Crowd SAFE, an independent representative who will not be an officer, director, employee, or affiliate of the Company, to be designated by the Company's board of directors at or before the time such shares are issued. The Investor hereby agrees as follows:

1. Grant of Irrevocable Proxy.

a. Effective automatically upon, and solely with respect to, any shares of Preferred Stock of the CF Shadow Series that are hereafter issued to the Investor pursuant to the Crowd SAFE, together with any such shares owned by the Investor as of any later date (the "Shares"), Investor hereby grants to the Representative an irrevocable proxy under applicable law to vote the Shares solely and exclusively in accordance with, and to the same effect as, the vote of the majority of the holders of the primary class or series of Capital Stock on which the CF Shadow Series is based, on any matter to which holders of the Shares are entitled to vote by law that is not otherwise waived. The Representative has no discretion to vote the Shares in any other manner. This proxy revokes any other proxy granted by the Investor at any time with respect to the Shares.

b. The Representative shall have no duty, liability or obligation whatsoever to the Investor arising out of the Representative's exercise of this irrevocable proxy in accordance with its terms. The Investor expressly acknowledges and agrees that (i) the Investor will not impede the exercise of the Representative's rights under this irrevocable proxy and (ii) the Investor waives and relinquishes any claim, right or action the Investor might have, as a stockholder of the Company or otherwise, against the Representative in connection with any exercise of the irrevocable proxy granted hereunder that is consistent with its terms.

c. This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2. Legend. The Investor agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3. Representations and Warranties. The Investor represents and warrants to the Representative as follows:

a. The Investor has all necessary rights, power and authority to execute, deliver and perform his, her, or its obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Investor and constitutes such Investor's legal and valid obligation enforceable against the Investor in accordance with its terms.

b. Upon issuance of the Shares to the Investor pursuant to the Crowd SAFE, the Investor will be the record owner of such Shares and will have plenary voting and dispositive power with respect to such Shares. As of the date of this Irrevocable Proxy, the Investor is not a party to or bound by any proxy, voting trust, or other agreement or understanding that would conflict with the proxy granted herein, and the Investor covenants not to enter into any such conflicting proxy, voting trust, agreement, or understanding with respect to the Shares.

4. Equitable Remedies. The Investor acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Representative may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Representative may otherwise have available.

5. Defined Terms. All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6. Amendment. Any provision of this instrument may be amended, waived or modified only upon the written consent of (i) the Investor and (ii) the Company, provided that no such amendment, waiver, or modification may narrow the independence requirement applicable to the Representative under Section 2 of the Crowd SAFE.

7. Assignment.

a. In the event the Investor wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Investor hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Representative substantially identical to this Irrevocable Proxy.

b. A successor Representative may be designated by the Company’s board of directors, consistent with the independence requirement in Section 2 of the Crowd SAFE, upon prior written notice to the Investor.

8. Severability. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the Investor has caused this Irrevocable Proxy to be duly executed and delivered concurrently with the Crowd SAFE.

INVESTOR:
By: ___________________________

Name: **[Investor Name]**

(No signature by the Representative is required for this Irrevocable Proxy to be valid and effective; the Representative will be designated by the Company’s board of directors in accordance with Section 2 of the Crowd SAFE at or before the time CF Shadow Series shares are issued.)

PEAK AMP

Tom Wright · Founder & President
tom@peakampinstruments.com ·
peakampinstruments.com

Peak Amp Intelligence - Executive Summary

July 2026 · Confidential

THE TRANSFORMATION

Buildings generate more operational data than ever, but the knowledge behind maintenance decisions still disappears. BAS alarms, CMMS records, work orders, equipment histories, contractor findings, and technician judgment remain fragmented. When teams, vendors, controls systems, or ownership change, the building often has to relearn the same lessons. Peak Amp is building the operational memory layer for mission-critical buildings: a persistent intelligence layer that turns existing facility data into ranked decisions and preserves the context behind them.

THE PRODUCT

Peak Amp sits above the systems facilities already use. It connects exported or integrated BAS/BMS, alarm, CMMS, work-order, asset, and maintenance data; identifies abnormal patterns; ranks equipment risk; recommends practical next steps; and preserves the resulting evidence and decisions as a reusable operational record. It does not require customers to replace their existing systems.

EXISTING SYSTEMS		PEAK AMP		OPERATIONAL MEMORY
BAS · CMMS · alarms work orders · assets	→	Connect · analyze prioritize · recommend	→	Decisions, outcomes, and context remain with the building

BUSINESS MODEL

Land with a focused pilot, convert to an annual facility subscription, then expand across additional buildings and portfolios. Packaging is being validated through the first 2-3 commercial pilots before standardizing implementation effort, annual contract value, and customer-success requirements.

Pilot / Starter	Facility Subscription	Portfolio / Enterprise
One building or equipment group Existing data Defined success criteria	Annual recurring software Risk-ranked priorities Action plans and reporting	Multi-site intelligence Transferable building history Portfolio reporting and integrations

INITIAL MARKET

The initial wedge is data centers and other mission-critical, data-rich facilities where equipment failure, environmental drift, and downtime carry measurable operational and financial consequences. Adjacent markets include higher education, healthcare, municipal infrastructure, laboratories, and complex commercial campuses.

The moat: operational memory

Existing tools record activity. Peak Amp compounds context.

The defensibility is not a single alert or dashboard. It is the growing, facility-specific record of what happened, what was recommended, what action was taken, and what outcome followed. Every maintenance cycle adds context that improves future prioritization. Over time, switching means abandoning a building's accumulated operational history, not merely replacing another analytics tool.

MONITOR BMS and controls capture signals and alarms.	EXECUTE CMMS, contractors, and teams perform work.	REMEMBER Peak Amp connects evidence, decisions, and outcomes across time.

PROGRESS AND VALIDATION

75+ real-world facility datasets assembled	~$100K non-dilutive AWS support secured	AWS Marketplace listing live	Multiple BAS platforms evaluated

Built: cloud architecture, ingestion and normalization design, risk-ranking workflow, prototype dashboards, sample facility datasets, and Marketplace foundation.

In progress: production front end, buyer demo environment, pilot data onboarding, security roadmap, and repeatable delivery.

Commercial proof next: named buyer reviews, written feedback, scoped pilot candidates, pricing evidence, and before/after pilot metrics.

GO-TO-MARKET

Peak Amp combines direct buyer outreach with partner-led distribution. Direct targets include facilities directors, data center operators, universities, healthcare systems, public works organizations, and complex commercial portfolios. Channel targets include controls firms, HVAC contractors, facility advisors, insurers, financing partners, and AWS Marketplace relationships.

1. DIRECT Demos, pilots, and customer-funded assessments	2. PARTNERS Warm introductions, co-delivery, and white-label pathways	3. EXPAND More assets, buildings, integrations, and portfolio intelligence

TEAM

Tom Wright, Founder & President - 15+ years in analytics, operational reporting, and commercial execution. Leads product strategy, customer discovery, fundraising, partnerships, and go-to-market.

Roland, Technical Advisor - architecture review, backend diligence, security roadmap, product decisions, and vendor coordination.

Capital-efficient build network - AWS-supported infrastructure, specialized development partners, university collaborators, and facilities/HVAC subject-matter support.

Financing & milestones

A milestone-focused pre-seed raise designed to convert product progress into buyer proof.

CURRENT OFFERING	$500,000 SAFE	Valuation cap: $2.5 million Regulation Crowdfunding campaign with coordinated private-investor participation, as permitted by counsel.

USE OF FUNDS

45% Product + engineering	20% Customer implementations	15% Sales + market development	10% Security, legal + compliance	10% Working capital + contingency

MILESTONE PLAN

Timing	Product & Team	Commercial Proof	Financing Readiness
By Aug. 2026	Technical oversight active; pilot dashboard and buyer demo package finalized	Priority buyer list and outreach package ready	SAFE, Form C support, and investor data room ready
By Oct. 2026	Pilot onboarding workflow; security and SOC 2 readiness underway	2-3 named demo reviews; written feedback; first pilot candidate scoped	Evidence package for campaign and strategic investors
By Jan. 2027	Repeatable facility use case and implementation baseline	Target: paid pilot or LOI; initial pricing and ACV evidence	Next-round story based on product proof and buyer validation

WHAT THIS ROUND IS DESIGNED TO PROVE

Buyer proof: facilities leaders will pay for a focused operational-intelligence workflow.
Product readiness: existing facility data can be onboarded and translated into repeatable priorities without replacing current systems.
Economic evidence: pilots can establish annual contract value, implementation effort, measurable outcomes, and a credible expansion path.
Company readiness: Peak Amp can combine founder-led execution, senior technical oversight, security discipline, and partner distribution into a scalable enterprise software company.

“Every building has a history. Peak Amp ensures that history becomes an operational advantage instead of being forgotten.”

Forward-looking statements and targets are management estimates and are subject to change. This summary is for discussion purposes and does not replace formal offering documents.

A Guide to
Peak Amp's SAFE Round

Prepared for Jaime Schumacher

What this is

An educational overview of what Peak Amp is building, how a SAFE works, what the company plans to do with the financing, and the risks an investor should understand before deciding whether to participate.

Discussion draft | July 2026

Important: This document is not an offer to sell securities and is not legal, tax, or investment advice. Any investment opportunity would be made only through the official FundingHope offering page and the filed offering materials, which will control if anything here differs from them.

1. The Simple Overview

Why this matters now

Infrastructure across the United States is aging, while the buildings that support universities, hospitals, data centers, municipalities, and businesses are becoming more complex. Many facilities rely on equipment that has been operating for decades, disconnected software systems, and the experience of a small number of people who know how everything works. When equipment deteriorates, systems are replaced, or experienced staff leave, valuable operational knowledge can disappear. Peak Amp is being built to help facility teams preserve that knowledge, identify developing risks earlier, and make better maintenance decisions. This guide explains the company and the proposed investment structure in straightforward terms.

Peak Amp is building software that helps the people responsible for complex buildings understand what equipment needs attention, what is becoming risky, and what action should happen next. The company is preparing to raise up to **$500,000** through a SAFE financing. The current working terms are a **$2.5 million post-money valuation cap with no discount**, subject to the final SAFE and Regulation Crowdfunding offering documents.

Item	Current overview
Company	Peak Amp Instruments, Co. (operating as Peak Amp Intelligence)
Founder	Tom Wright
What it does	Turns building and maintenance data into prioritized operational recommendations for facility teams.
Initial markets	Mission-critical and complex facilities, including data centers, higher education, healthcare, municipal buildings, and commercial campuses.
Planned raise	Up to $500,000
Instrument	Post-money SAFE, valuation-cap only; no discount
Working valuation cap	$2.5 million
Offering path	Expected Regulation Crowdfunding offering through FundingHope, allowing eligible non-accredited investors to participate subject to legal limits.

> Terms are not final until the offering is filed and launched. The official SAFE, Form C, risk factors, financial disclosures, and FundingHope campaign page should be read before investing.

The most important idea

A SAFE is a high-risk startup investment, not a savings account, loan, or guaranteed return. An investor should be financially and emotionally prepared for the possibility of losing the entire investment.

2. What Peak Amp Does

Large buildings generate information from building automation systems, maintenance platforms, alarms, work orders, sensors, and staff experience. The problem is that this information is often spread across systems, difficult to interpret, and vulnerable to being lost when employees, contractors, or software systems change.

Peak Amp’s role: an operational memory layer

Peak Amp is designed to preserve and organize what a facility has learned over time, then convert that history into practical actions. Instead of asking a facility manager to search through disconnected reports, Peak Amp aims to provide a clear answer to questions such as:

- Which assets or buildings need attention first?
- Which alarms are normal noise, and which patterns may signal a developing problem?
- What maintenance action should happen next?
- Which parts or resources may be needed?
- What is the operational and financial impact of acting now versus waiting?
- What did the building learn from similar issues in the past?

What the product is intended to produce

Output	In plain English
Prioritized worklist	A ranked list of assets, alarms, or maintenance issues requiring attention.
Risk and anomaly signals	Patterns that may indicate unusual operation, repeated failures, or rising risk.
Parts and timing signals	Early guidance about what parts, inspections, or interventions may be required.
Impact and ROI views	A practical estimate of the cost, risk, or operational consequence tied to an issue.
Operational learning	A record of what happened, what worked, and what should be remembered for the future.

Where the company is today

Peak Amp is an early-stage company. The company has completed substantial product and data work, including an AWS-based backend, normalized facility-data structures, prototype analytics, and early user-interface designs. It has an AWS Marketplace listing and is working to move from prototype and pilot-stage work toward a production-ready product and repeatable customer implementations.

The company has worked with or evaluated datasets connected to universities and public facilities, and it is pursuing potential engagements with facility owners, contractors, and partners. These relationships and conversations should not be interpreted as guaranteed customers, contracts, or revenue unless they are specifically disclosed as such in the official offering materials.

3. What a SAFE Is

SAFE stands for Simple Agreement for Future Equity. It is a contract between an investor and a company. The investor provides money now, and the company promises that the SAFE may convert into company shares later if a defined event occurs, such as a future priced equity financing. Until conversion, the SAFE holder generally does not own stock and usually does not have normal shareholder voting rights.

How this differs from other familiar investments

Type	What happens
SAFE	Money is invested now for the right to receive equity later under the SAFE terms. Usually no interest and no maturity date.
Stock purchase	The investor buys actual shares immediately and becomes a shareholder at closing.
Loan or note	The company owes repayment under defined terms, often with interest and a maturity date.
Donation	The giver does not expect ownership, repayment, or financial return.

The valuation cap

The valuation cap is not a statement that the company is currently worth exactly that amount. It is a contractual ceiling used to calculate the SAFE investor's conversion price. A lower cap generally produces more shares for the same investment than a higher cap, assuming the SAFE converts under the cap.

What "post-money" means

A post-money SAFE is designed to make the approximate ownership represented by the SAFE easier to estimate before the next priced round. With a $2.5 million post-money cap, a simple starting estimate is:

Investment amount ÷ $2,500,000 = approximate SAFE ownership before later financing dilution

Illustrative investment	Approximate percentage at the cap
$1,000	0.04%
$2,500	0.10%
$5,000	0.20%
$10,000	0.40%
$25,000	1.00%

> These examples are simplified illustrations, not a promise of final ownership. The actual conversion depends on the final SAFE language, the company's capitalization, other SAFEs or securities, option-pool treatment, and the terms of the next financing. A future financing will normally dilute existing owners, including converted SAFE holders.

No discount

Some SAFEs convert at a discount to the price paid by new investors in the next round. Peak Amp's working SAFE is valuation-cap only, with no discount. That means the investor's conversion benefit is expected to come from the $2.5 million cap rather than a separate percentage discount.

When a SAFE may convert or pay out

Future equity financing: The SAFE may convert into shares when the company completes a qualifying priced stock financing.

Sale or change of control: The SAFE may provide a cash or equity outcome based on the agreement if the company is sold before conversion.

Dissolution: The SAFE may provide a limited claim in a shutdown, but creditors and other senior claims are generally paid first. There may be nothing left for SAFE holders.

No triggering event: A SAFE can remain outstanding for a long time. It typically has no maturity date requiring the company to repay the investor on a set date.

4. Why Peak Amp Is Raising Capital

The purpose of this round is to give Peak Amp enough runway to turn its existing technical foundation into a product that can be deployed, demonstrated, sold, and supported repeatedly. The largest near-term need is product and engineering execution, including connecting the user interface to the existing backend and preparing the system for real customer use.

Working use-of-funds plan

Area	Share	At $500K	What it supports
Product and engineering	45%	$225,000	Frontend completion, backend/API integration, production deployment, product reliability, and technical leadership.
Customer implementations	20%	$100,000	Data onboarding, pilot execution, customer configuration, analytics validation, and support.
Sales and market development	15%	$75,000	AWS Marketplace traction, partner development, customer acquisition, demos, and sales materials.
Security, legal, and compliance	10%	$50,000	Corporate, Regulation Crowdfunding, contracts, security readiness, insurance, and compliance work.
Working capital and contingency	10%	$50,000	Cloud costs, software, operations, and flexibility for unexpected needs.

This allocation is a planning estimate, not a binding budget. Actual spending will depend on how much is raised, customer timing, technical needs, and opportunities that arise.

What a successful round is intended to unlock

- A production-ready customer-facing platform rather than a collection of prototypes and backend components.
- Faster pilot launches and a repeatable process for onboarding facility data.
- Enough technical capacity to connect analytics, workflows, and the user interface.
- Customer evidence, revenue, and case studies that can support a larger institutional round later.
- Additional ability to hire and pay interns, developers, and specialized contributors as the business grows.
- A stronger position with AWS, partners, universities, contractors, and potential venture investors.

What happens if less than $500,000 is raised?

The company would prioritize the most essential product and customer-delivery work first. A smaller raise would likely mean a narrower product scope, slower hiring, fewer simultaneous implementations, and a shorter runway. The final offering materials will state the campaign target, deadline, and rules governing whether funds are released.

5. Why This Could Become Valuable

Peak Amp is pursuing a problem that exists across many large facilities: important operational knowledge is fragmented, reactive maintenance is expensive, experienced personnel leave, and facility teams are asked to do more with limited time and incomplete information.

The investment thesis in plain English

Reason	Why it matters
Large, recurring problem	Complex buildings continuously generate maintenance needs, alarms, work orders, and operational risk.
Existing data is underused	Facilities already produce data, but much of it is trapped in separate systems or difficult to turn into action.
Software can scale	Once the product and onboarding process are repeatable, the same core platform can support multiple buildings and customers.
Recurring revenue potential	The intended model is ongoing software and analytics revenue rather than one-time project work alone.
Strategic channels	AWS Marketplace, facility contractors, universities, and industry partners may provide routes to market.
Founder-market fit	Tom has experience across analytics, operations, facilities-related work, customer insight, and building the company's early technical and commercial foundation.

This is the upside case, not a forecast. The company must still prove that customers will buy, implementations can be delivered efficiently, the product produces measurable value, and revenue can grow faster than expenses.

6. The Risks Jaime Should Understand

> Early-stage investing is speculative. The following is a plain-English summary, not a substitute for the complete risk factors in the official offering materials.

Total loss	Peak Amp could fail, shut down, or be unable to raise additional capital. The entire investment could be lost.
No liquidity	There may be no market where the SAFE or future shares can be sold. The investment may be locked up for years.
No guaranteed conversion	A future financing or other conversion event may never happen.
Dilution	Future financings, employee equity, additional SAFEs, and other securities can reduce an investor's ownership percentage.
Early product stage	The product is still being completed and has not yet proven broad, repeatable market adoption.
Customer concentration and long sales cycles	Facility and enterprise customers can take months to approve budgets, security, procurement, and integrations.
Technical execution	The company must reliably connect many data sources, protect customer data, and deliver useful recommendations.
Competition	Large software vendors, controls companies, maintenance platforms, analytics firms, and new startups may compete directly or indirectly.
Dependence on key people	The company currently depends heavily on Tom and a small group of technical contributors.
Need for more capital	Even a successful $500,000 round may not be enough to reach profitability. Additional fundraising may be required.

Terms and legal complexity	**SAFE outcomes depend on detailed contractual definitions. Investors should rely on the final agreement and seek professional advice when appropriate.**

A useful personal test

Only consider an amount that would not change your ability to pay bills, maintain an emergency fund, fund retirement goals, or handle an unexpected expense if the investment went to zero.

7. Can a Non-Accredited Investor Participate?

Yes, Regulation Crowdfunding is specifically structured to allow eligible non-accredited investors to invest through a registered online funding portal or broker-dealer. The investment must be completed through the official platform, and the platform will calculate or verify the investor's applicable limit.

Current SEC investment-limit framework

For all Regulation Crowdfunding investments combined over a 12-month period:

- If either annual income or net worth is below $124,000, the limit is generally the greater of $2,500 or 5% of the greater of annual income or net worth.
- If both annual income and net worth are at least $124,000, the limit is generally 10% of the greater of annual income or net worth.
- The total for a non-accredited investor across all Regulation Crowdfunding offerings is capped at $124,000 in a 12-month period.
- Spouses may calculate annual income and net worth jointly under the SEC rules.

These limits may be updated and the FundingHope platform will apply the rules in effect at the time of investment. Jaime should not send money directly to Peak Amp or Tom. Any investment should occur only through the official campaign process after reviewing the filed materials.

8. What Jaime Should Read Before Deciding

Document	What to look for
The official campaign page	The final terms, target, deadline, minimum investment, progress, and updates.
Form C	The SEC-filed description of the business, ownership, use of proceeds, financial condition, and offering.
The final SAFE	The actual contract governing conversion, liquidity events, dissolution, and investor rights.
Risk factors	The complete company-specific reasons the investment could lose value.

Document	What to look for
Financial statements	Historical financial information and the level of accountant review required for the offering.
Capitalization information	Existing ownership, outstanding securities, option pool, and how the SAFE fits into the capital structure.
FundingHope disclosures	Platform fees, cancellation rights, transfer restrictions, communication rules, and closing process.

9. Questions to Ask Tom

A friend should feel comfortable asking direct questions. Useful questions include:

1. What specific milestones do you expect the first $100,000, $250,000, and $500,000 to fund?

2. How much revenue has the company generated, and how much is recurring versus project-based?

3. Which customer relationships are paid, which are pilots, and which are still prospects?

4. What must be completed before the product is production-ready?

5. Who is responsible for engineering, customer implementation, sales, security, and support?

6. How many months of runway would the round provide at different raise amounts?

7. What is the next likely financing after this SAFE, and how much additional capital may be needed?

8. What would have to be true for Peak Amp to become a meaningful business?

9. What are the three biggest reasons the company might fail?

10. How will investors receive updates after the round?

10. A Balanced Bottom Line

The opportunity

Peak Amp is addressing a real, expensive problem in a large market. The company has already built meaningful technical foundations, established industry relationships, and identified a focused path toward a production product and recurring revenue.

The uncertainty

Peak Amp is still early. It must finish the product, convert interest into paying customers, manage long enterprise sales cycles, raise enough capital, and prove that the business can scale. None of that is guaranteed.

The right mindset

An investment should be viewed as a long-term, illiquid, high-risk bet on Tom, the team, the market, and the company’s ability to execute. It should not be made because of friendship, pressure, or fear of missing out.

11. Glossary

Term	Meaning
Accredited investor	A person or entity meeting SEC financial or professional criteria. Regulation Crowdfunding also permits eligible non-accredited investors to participate within applicable limits.
Capitalization	The company's ownership structure, including shares, options, SAFEs, notes, and other securities.
Dilution	A reduction in an owner's percentage when the company issues additional securities.
Equity financing	A fundraising round in which investors purchase shares at an agreed company valuation.
Liquidity event	Typically a sale, merger, or public offering that may create a payout or conversion under the SAFE.
Post-money valuation cap	The contractual cap used to calculate SAFE conversion and estimate the ownership represented by post-money SAFEs.
Priced round	A financing where the company and investors establish a price per share and valuation.
Regulation Crowdfunding	A federal securities exemption allowing eligible companies to raise money online through a registered intermediary from accredited and non-accredited investors.
Runway	The estimated amount of time a company can operate before it needs more cash.
SAFE	A contract providing the right to future equity if specified events occur.

Sources and reference material

U.S. Securities and Exchange Commission, "Regulation Crowdfunding: Guidance for Issuers," last reviewed July 21, 2025.

U.S. Securities and Exchange Commission, "SmallBiz Essentials: What Pathways Are Available to Raise Capital From Investors?"

U.S. Securities and Exchange Commission, Small Business Glossary entry for "Simple Agreement for Future Equity (SAFE)."

U.S. Securities and Exchange Commission, Regulation Crowdfunding compliance interpretations, last updated July 9, 2026.

Peak Amp company materials and current financing planning information provided by Tom Wright. Final offering documents will supersede this educational summary.

Final reminder: Do not rely on this guide alone. Read the official offering documents, consider the risk of total loss, and consult a financial, legal, or tax professional if appropriate for your situation.

PEAK AMP

Operational memory for mission-critical buildings

Peak Amp turns fragmented building data into prioritized maintenance actions, preserved operational knowledge, and measurable risk reduction.



$500K SAFE

$2.5M VALUATION CAP

Tom Wright · Founder & President · tom@peakampinstruments.com

Buildings remember less than they should

The systems persist. The operational knowledge does not.

01

DATA IS FRAGMENTED

BAS alarms, sensor trends, CMMS work orders, parts history, and operator notes live in separate systems.

No shared operating picture

02

KNOWLEDGE WALKS OUT

Staff turnover, contractors, upgrades, and undocumented work repeatedly reset what the organization knows.

No durable operational memory

03

MAINTENANCE STAYS REACTIVE

Teams spend time sorting noise, chasing context, and responding after risk has already increased.

No consistent prioritization

Peak Amp creates the operational memory layer

A software layer above existing facility systems. No new hardware required.

01

INGEST

BAS, alarms, sensors, CMMS, parts

02

NORMALIZE

Cross-vendor asset and event model

03

DETECT

Patterns, anomalies, repeat failure signals

04

PRIORITIZE

Ranked actions, evidence, timing, ROI

05

LEARN

Preserve outcomes and improve decisions

The output is not another dashboard. It is a continuously improving record of what changed, what matters, what was done, and what should happen next.

A practical workflow for facility teams

From raw signals to governed action.

URGENT ACTIONS	Ranked issues with evidence, confidence, and consequence
WORK ORDERS	Recommended next step, owner, timing, and downstream status
IMPACT	Avoided risk, cost, energy, and operational outcomes
OPERATIONAL LEARNING	Repeat failures, interventions, and site-specific memory

Urgent Actions

7 OPEN

CRAC-3	Supply-air instability	HIGH	Inspect fan / controls
AHU-06	Pressure drift	MED	Validate filters / dampers
PUMP-12	Runtime imbalance	MED	Review sequencing
RTU-4	Repeat alarm cluster	LOW	Monitor and compare

Designed for executive visibility and operator action

Why now

Facility complexity is rising while operational continuity is getting harder.

AGING INFRASTRUCTURE

Long-lived assets operate through changing staff, vendors, control systems, and maintenance regimes.

MORE DATA, LESS CONTEXT

Buildings generate more alarms and telemetry, but teams still lack a shared explanation of what matters.

WORKFORCE TRANSITION

Retirements and contractor dependence increase the cost of undocumented site knowledge.

AI BECOMES OPERATIONAL

Modern AI can synthesize records and recommend actions, but only when grounded in normalized facility data.

Focused entry into mission-critical facilities

Start where downtime, energy, and institutional memory matter most.

01

DATA CENTERS

Cooling, alarms, uptime, and repeat failure risk

02

HIGHER EDUCATION

Large mixed portfolios with aging assets and fragmented systems

03

HEALTHCARE

Mission-critical operations with high consequence of failure

04

PUBLIC / MUNICIPAL

Limited staffing, long asset life, and capital-planning pressure

05

COMMERCIAL CAMPUSES

Multi-building operations and outsourced service ecosystems

Land with a paid assessment or pilot. Expand into recurring site and portfolio subscriptions.

Technical validation and a developing commercial pipeline

Conservative status: discussions and validation are not presented as booked revenue.

TECHNICAL FOUNDATION

- AWS-backed ingestion and analytics architecture
- Normalized BAS / alarm / work-order schema
- Real and public datasets processed across multiple facilities
- Ranked worklist, parts signal, ROI, and weekly risk outputs

ACTIVE MARKET DEVELOPMENT

- Purdue Research Foundation pilot development
- Oswego Public Works discovery
- UChicago and other institutional conversations
- ThermalNetics, Air Comfort, and partner-channel discussions

DISTRIBUTION & READINESS

- AWS Marketplace listing live
- Foundational Technical Review work underway
- Labra co-sell and Marketplace enablement
- SOC 2 readiness program and governance policies

Land, prove value, and expand

A services-assisted path into recurring software revenue.

1 ASSESSMENT

$7,500

Data review, signal quality, ranked findings, opportunity definition

2 PAID PILOT

$25,000

30–90 day deployment using customer data and agreed operational outcomes

3 SUBSCRIPTION

$36,000+ / YEAR

Recurring site subscription with portfolio expansion potential

75% planning gross margin

12-month product and technical roadmap

Move from validated architecture to repeatable production deployments.

0–3 MONTHS

CONNECT & STABILIZE

- Customer-facing frontend connected to AWS APIs
- Production environment and deployment workflow
- Auth, tenant isolation, observability, and documentation

3–6 MONTHS

DEPLOY & VALIDATE

- Paid customer dataset end-to-end
- Operator workflows and feedback loop
- FTR remediation, security evidence, and reliability testing

6–12 MONTHS

REPEAT & SCALE

- Reusable onboarding and mappings
- Agent-assisted investigation and reporting
- Portfolio views, benchmarking, and expansion readiness

Base-case financial outlook

Management planning model, not a forecast or guarantee.

MONTH 12 REVENUE	MONTH 12 ARR	MONTH 24 REVENUE
$68.5K	$252K	$207K

MONTH 24 ARR	24-MONTH REVENUE	ENDING CASH
$1.044M	$2.125M	$774.8K

Illustrative ARR growth


$108K
$252K
$504K
$756K
$1044K
M0
M4
M9
M14
M19
M24

$500,000 base-case raise

PRODUCT & ENGINEERING	$225K	45%
CUSTOMER IMPLEMENTATIONS	$100K	20%
SALES & MARKET DEVELOPMENT	$75K	15%
SECURITY, LEGAL & COMPLIANCE	$50K	10%
WORKING CAPITAL & CONTINGENCY	$50K	10%

SAFE: $2.5M cap

12-MONTH MILESTONES

- Production-ready customer-facing platform
- 2–4 paid assessments
- 1–2 paid pilots
- 3–5 recurring customers
- $108K–$180K ARR
- Stronger SOC 2 and AWS production posture

Built for the point where facility data becomes action

Peak Amp is building the operational memory layer for mission-critical buildings.

TOM WRIGHT

Founder & President

15+ years in analytics and operations. Founder-led commercial development, product direction, partnerships, and fundraising.

TECHNICAL LEADERSHIP

Fractional senior technical partner

Supported by specialized AWS, data-engineering, design, compliance, and legal partners as the product moves into production.

tom@peakampinstruments.com

Peak Amp Instruments, Co. · Oswego, Illinois